UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-36433

GasLog Partners LP
(Translation of registrant’s name into English)

c/o GasLog LNG Services Ltd.
69 Akti Miaouli, 18537
Piraeus, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

This Report on Form 6-K/A (this “Amendment”) amends the Report on Form 6-K of GasLog Partners LP (the “Company”) furnished with the Securities and Exchange Commission on May 11, 2023 (the “Original 6-K”), which reported that the Company issued a press release announcing the quarterly distributions on its preference units. This Amendment is being furnished solely to correct the amount of the quarterly distribution to be paid on June 15, 2023 to holders of the Company’s Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units, as of June 8, 2023, due to a calculation error. The reference to the distribution amount per preference unit of “$0.67375” in the Press Release, attached as Exhibit 99.1 to the Original 6-K, is hereby replaced with “$0.6887222”.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3 (File No. 333-249399), filed with the Securities and Exchange Commission (the “SEC”) on October 9, 2020 and the registration statement on Form S-8 (File No. 333-203139), filed with the SEC on March 31, 2015, in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2023

GASLOG PARTNERS LP

By:	/s/ Paolo Enoizi
	Name:	Paolo Enoizi
	Title:	Chief Executive Officer